 LBO Capital Corp.

3509 Auburn Rd. Ste B-200 ∙ Auburn Hills MI ∙ 48326 USA

248.844.0300-tel  www.lbocapitalcorp.com  248.844.0302-fax

July 1, 2010

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. Ryan Milne, Accounting Branch Chief

                 Mr. John T. Archfield Jr., Staff Accountant

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Ryan and Mr. Archfield:

We have reviewed your comments in your letter dated June 21, 2010 and submit the following responses along with a copy of the draft on Form 10-K/A for the year ended December 31, 2008.

1.

As requested, we have included financial statements columns labeled “As restated”.

2.

We agree, and we are working on the draft of the amended Form 10-Q/A for September 30, 2009, which will include in the footnotes the amended financial statements for the previous two quarters.  We will send the draft of this document to you in the next few days.

3.

The typo in the summary compensation table is corrected.

4.

The individuals who are the beneficial owners of Longborough Capital, PLC are disclosed under Item 12.

5.

The stock ownership table is reversed back to December 31, 2008, as requested.

6.

We have included the foreign currency adjustments in the appropriate section of the cash flow statement.  The reclassification represents the increase in cash from financing activities which we previously had incorporated in the operating activities.

7.

List of exhibits under the Exhibit 10 is relocated in the exhibit index section.

8.

Form 8-K/A reporting the completion of the allocation of the purchase price is being filed today.

As always, please feel free to call me at 248-844-0300 in case you have any questions.

Sincerely,

/S/ Majlinda Xhuti

Chief Financial Officer

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